SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


			      FORM 11-K

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]
     For The Fiscal Year Ended December 31, 1998

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For The Transition Period From ________To__________

		     Commission File No. 1-10704

			SPORT SUPPLY GROUP, INC.
			 EMPLOYEES' SAVINGS PLAN
			 (Full Title of the Plan)

			 SPORT SUPPLY GROUP, INC.
	  (Name of issuer of the securities held pursuant to the plan)


1901 Diplomat Drive, Farmers Branch, Texas            75234
(Address of principal executives offices)           (Zip code)

	  SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

	    FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

				  INDEX

								 Page

Report of Ernst & Young LLP, Independent Auditors                 F-2

Statement of Net Assets Available for Plan Benefits
as of December 31, 1998                                           F-3
Statement of Net Assets Available for Plan Benefits
as of December 31, 1997                                           F-4
Statement of Changes in Net Assets Available for Plan
Benefits for the Year Ended December 31, 1998                     F-5
Statement of Changes in Net Assets Available for Plan
Benefits for the Year Ended December 31, 1997                     F-6

Notes to Financial Statements                                     F-7

Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes        F-12
Item 27d - Schedule of Reportable Transactions                    F-13
Item 27e - Schedule of Nonexempt Transactions                     F-14
Signatures                                                        F-15
Index to Exhibits                                                 F-16
Consent of Ernst & Young LLP, Independent Auditors                F-17

	   REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Plan Administrator
Sport Supply Group, Inc. Employees' Savings Plan

     We have audited the accompanying statements of net assets available for plan benefits of the Sport Supply Group, Inc. Employees' Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, reportable transactions for the year then ended, and nonexempt transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                            				  ERNST & YOUNG LLP
May 21, 1999
Dallas, Texas

	     SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN
	    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
			  WITH FUND INFORMATION

			    December 31, 1998

						   Corporate
						     Bond
			     Company   Retirement    High                 Basic                Global
			     Stock     Preservation  Income    Growth     Value     Capital    Allocation
			     Fund      Trust Fund    Fund      Fund       Fund      Fund       Fund          Total
ASSETS
Investments, at fair value   $57,477   $175,166      $92,680   $340,681   $278,933  $100,398   $110,490   $1,155,825
Participant loans receivable    -        23,514         -          -          -         -          -          23,514

Employee contributions
     receivable                1,017      1,069        1,845     13,324      9,247     5,298      4,307       36,107
Employer contributions
     receivable                  232        486          359      2,628      1,884     1,114        896        7,599

Net assets available for
     plan benefits           $58,726   $200,235      $94,884   $356,633   $290,064  $106,810   $115,693   $1,223,045

				 See accompanying notes.

           		  SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                       			    December 31, 1997

						   Corporate
						     Bond
			     Company   Retirement    High                 Basic              Global
			     Stock     Preservation  Income    Growth     Value    Capital   Allocation
			     Fund      Trust Fund    Fund      Fund       Fund     Fund      Fund          Other     Total
ASSETS
Investments, at fair value   $35,440   $ 77,804      $81,141   $369,064  $196,243  $25,552   $ 41,025    $(16,196)  $810,073
Participant loans receivable    -        21,175         -          -         -         -          -           -       21,175
                     			      35,440     98,979       81,141    369,064   196,243   25,552     41,025     (16,196)   831,248

Employee contributions
     receivable                2,712      6,284        5,416     39,662    15,548   11,480     16,901      16,196    114,199
Employer contributions
     receivable                  622      1,342        1,095      8,271     3,118    2,323      3,520        -        20,291
Total assets                  38,744    106,605       87,652    416,997   214,909   39,355     61,446        -       965,738

Liabilities
Contributions refundable        -          -            -          -         -        -           -        13,213     13,213
Total liabilities               -          -            -          -         -        -           -        13,213     13,213

Net assets available for
     plan benefits           $38,744   $106,605      $87,652   $416,997  $214,909  $39,355   $ 61,446    $(13,213)  $952,525

			                             See accompanying notes

                  	SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
		                              WITH FUND INFORMATION

                       		    Year Ended December 31, 1998

						   Corporate
						     Bond                                  Global
			     Company   Retirement    High               Basic              Allo-
			     Stock     Preservation  Income   Growth    Value    Capital   cation
			     Fund      Trust Fund    Fund     Fund      Fund     Fund      Fund     Other      Total
Investment earnings:

Dividends, interest income,
  loan repayments,and other  $  3,704  $ (3,909) $ 11,148  $  9,355  $ 24,459   $ 6,586   $ 14,033   $  -      $   65,376

Net appreciation (depreciation)
  in fair value of investments  9,270       -     (13,642)  (94,719)   (2,964)   (2,833)   (13,644)     -        (118,532)

Employee contributions         14,348    37,331    17,837   137,151    75,365    49,382     59,284      -         390,698
Employer contributions          3,079     5,755     3,565    28,580    15,288     9,886     12,307      -          78,460
                     			       30,401    39,177    18,908    80,367   112,148    63,021     71,980      -         416,002

Participant withdrawals,
  loan withdrawals,
  distributions, and other     (7,039)   (5,360)   (6,933)  (70,564)  (47,034)   (6,824)   (14,941)   13,213     (145,482)

Transfers between funds        (3,410)   59,813    (4,743)  (70,167)   10,041    11,258     (2,792)     -            -

Net increase (decrease)
  in net assets                19,952    93,630     7,232   (60,364)   75,155    67,455     54,247    13,213      270,520

Net assets available
  for plan benefits,
  beginning of year            38,774   106,605    87,652   416,997   214,909    39,355     61,446   (13,213)     952,525

Net assets available
  for plan benefits,
  end of year                 $58,726  $200,235  $ 94,884  $356,633  $290,064  $106,810   $115,693     $   -   $1,223,045

				                           See accompanying notes

	       SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN
	  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
             			      WITH FUND INFORMATION

              		   Year Ended December 31, 1997

      				                                              Corpo-
		        Limited                             Retire-   rate
		        Vola-                               ment      Bond                               Global
	  Money  tility   Equity   Discip-  Company  Preser-   High             Basic             Allo-
	  Market Bond     Index    lined    Stock    vation    Income  Growth   Value    Capital  cation
	  Fund   Fund     Fund     Value    Fund     Trust     Fund    Fund     Fund     Fund     Fund       Other    Total
Investment
earnings:

Dividends,
interest
income,
loan
re-
payments,
and
other     $ 4,155 $  4,927  $  1,259  $  1,409   $  149    $7,744  $4,090  $28,246  $12,947  $   725  $4,135  $  (625)  $69,161

Net appre-
ciation
(deprec-
iation)
in fair
value of
investments  -        (937)    7,986    (2,882)   7,674      -      1,184    6,722   12,149     (201) (4,595)     -      27,100

Employee
contri-
butions     5,609    6,909    19,472    13,798   10,655    20,345  14,541  112,383   45,982   32,582  47,966  (10,088)  320,154

Employer
contri-
butions       -        -        -        -        1,724     3,574   2,963   23,734    9,122    6,538  10,029   (2,500)   55,184

            9,764   10,899    28,717    12,325   20,202    31,613  22,778  171,085   80,200   39,644  57,535  (13,213)  471,599

Participant
withdrawals,
loan with-
drawals,
distri-
butions,
and other  (3,014)  (8,137)  (40,456)  (69,726) (14,461)   (2,564)   -      (2,113)  (1,538)    (289)   (811)      -   (143,109)

Transfers
between
funds     (81,330) (73,604) (240,895) (133,545)  (2,000)   77,506  64,874  248,025  136,247      -     4,722       -       -

Net increase
(decrease)
in net
assets    (74,580) (70,842) (252,634) (190,946)   3,741   106,605  87,652  416,997  214,909   39,355  61,446  (13,213)  328,490

Net assets
available
for plan
benefits,
beginning
of year    74,580   70,842   252,634  190,946    35,033      -        -       -        -         -       -       -      624,035

Net assets
available
for plan
benefits,
end
of year   $  -      $ -     $ -      $  -       $38,744  $106,605 $87,652 $416,997 $214,909  $39,355 $61,446 $(13,213) $952,525

          		SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

1. Description of the Plan

     Sport Supply Group, Inc. Employees' Savings Plan (the Plan) was established on June 1, 1993, and was amended on October 18, 1995, to comply with Internal Revenue Service (IRS) requirements. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

     The Plan is a defined contribution retirement plan established by Sport Supply Group, Inc. Supply Group, Inc. (the Company), under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified deferral arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Employees become eligible to participate in the Plan upon the completion of one year of service and attainment of age 21. Employees, except for leased employees and employees whose employment is governed by a collective bargaining agreement (unless agreement expressly provides for participation in the Plan), who had satisfied the eligibility requirements prior to the effective date of the Plan were eligible to participate as of June 1, 1993. Eligible employees may become participants on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year coinciding with or next following the date the employees satisfy the Plan's requirements.

Contributions

     In accordance with Amendment I to the Plan, effective May 1, 1997, participants may elect to defer up to 15% of their compensation each year, wherein previously participants could defer up to 8% of their compensation. However, total deferrals for each employee in any taxable year may not exceed a specified dollar limit set by IRS regulations. These contributions are invested at the participant's discretion into funds administered by Bank One, Texas, N.A. until April 30, 1997, and by Merrill Lynch Trust Company of Texas (the Trustee) after April 30, 1997.

     The Company may elect to contribute to the Plan by means of a matching contribution, a special discretionary contribution, or an additional discretionary amount. The Company contributed $78,460 and $57,684 in 1998 and 1997, respectively, consisting of a matching contribution equal to 25% of a participant's deferrals up to 6% of the employee's eligible compensation. Effective May 1, 1997, Amendment I to the Plan allows the Company to contribute to the Plan more than once a year, and states that all Company contributions are fully vested and not subject to forfeiture. Amendment No. I also requires the employee to be actively employed on the last day of the month in which the Company's contribution is made.
Until May 1, 1997, a participant must be actively employed on the last day of Plan year or complete more than 500 hours of service prior to terminating employment in order to share in the Company's matching contribution, special discretionary contribution, or additional discretionary amount.

Investment Options

Through April 30, 1997, participants could direct contributions into the following investment options:

Money Market Fund - This fund invests in instruments in which the dollar-weighted average portfolio maturity may not exceed 90 days.

Limited Volatility Bond Fund - This fund invests in bonds, preferred stocks, and obligations issued or guaranteed by the U.S. government. All remaining assets will be invested in debt securities of all types.

Equity Index Fund - This fund invests in the stocks which comprise the Standard & Poor's 500 Composite Index.

Disciplined Value Fund - This fund invests in equity securities with below-market average price-to-earnings and price-to-book ratios.

Company Stock Fund - This fund invests principally in the Company's common stock.

As of May 1, 1997, the Company offered the following new investment options, including the Company Stock Fund:

Retirement Preservation Trust Fund - This fund invests in assets with AAA or Aaa ratings or U.S. Government agency securities.

Corporate Bond High Income Fund - This fund invests primarily in a diversified portfolio of corporate fixed income securities, such as corporate bonds and notes, convertible securities and preferred stocks.

Growth Fund - This fund invests in a diversified portfolio of primarily equity securities placing principal emphasis on those securities that management of the fund believes to be undervalued.

Basic Value Fund - This fund invests in securities, primarily equities, that management of the fund believes are undervalued.

Capital Fund - This fund invests in equity, debt (including money market) and convertible securities to achieve the highest total investment return.

Global Allocation Fund - This fund invests in United States and foreign equity, debt, and money market securities, the combination of which will be varied in response to changing market and economic trends.

Vesting

     A participant is 100% vested in his/her salary deferral amounts contributed to the Plan and, effective May 1, 1997, in any of the Company's contributions made to the Plan.
Benefits

     Participants or beneficiaries are able to receive vested funds from their accounts under the following circumstances:

Normal retirement (normal retirement age is 65)
Late retirement
Death
Total and permanent disability


1. Description of the Plan (continued)

     If a participant terminates for reasons other than those listed above, he/she will be entitled to receive only the vested portion of his/her account.

Participant Loans

     The Trustee may, at its discretion, make loans to participants and beneficiaries. The amount the Plan may loan to a participant is limited by rules under the IRC. The outstanding balance of any one participant's loans will be limited to the lesser of $50,000 or one-half of the participant's vested account balance. The minimum loan is $1,000. Participant loan balances and related loan activity are included in the Retirement Preservation Trust Fund in 1998 and 1997.

Hardship Withdrawals

     Participants are allowed to withdraw employee account balances prior to termination of their employment under certain conditions as specified in the Plan. Participants may not make contributions for at least one year after the receipt of the distribution.

2. Income Tax Status

     The Plan has received a determination letter from the Internal Revenue Service dated December 1, 1995, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

3. Plan Termination

     While it currently has no intent to do so, the Company has the right to terminate the Plan at any time. Upon termination of the Plan, all participants will become fully vested, and the assets of the Plan will be distributed to the participants in accordance with the Plan provisions.

4. Summary of Significant Accounting Policies

Basis of Accounting

     The Plan's financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

4. Summary of Significant Accounting Policies (continued)

Income Recognition

     Interest and other income are recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation

     Investments of the Plan are stated at fair value. The Company's stock is valued at the last sales price on the day of valuation, or lacking any sales, at the price at which it was last traded prior to the valuation day. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Administrative and Investment Expenses

     All trustee fees, investment management fees, and record-keeping fees are paid by the Company at its discretion on behalf of the Plan. The Company paid fees on behalf of the Plan of approximately $16,500 and $20,000 for 1998 and 1997, respectively.

5. Investments

     The following investments represented 5% or more of the net assets available for plan benefits at December 31:

       Description                       1998           1997

Retirement Preservation Trust Fund     175,166          77,804
Corporate Bond High Income Fund         92,680          81,141
Growth Fund                            340,681         369,064
Basic Value Fund                       278,933         196,243
Capital Fund                           100,398            -
Global Allocation                      110,490            -

6. Nonexempt Transactions

     Certain employee contributions from 1998 were not deposited into the Plan's trust on a timely basis, resulting in nonexempt transactions which have been disclosed in a supplemental schedule. These contributions were subsequently deposited into the Plan's trust.

7. Year 2000 (Unaudited)

     The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company completed this phase of the project on May 3, 1999. Costs associated with modifying software and equipment will be paid by the Company.

7. Year 2000 (Unaudited) (continued)

     For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by late 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year
2000 ready.

8.  Subsequent Event

     Effective April 1, 1999, the Plan's trustee became Frontier Trust Company, and effective January 1, 1999, the Plan's recordkeeper became COMplete Professional Administration Services, Inc.

Sport Supply Group, Inc. Employees' Savings Plan

ITEM 27a - SCHedule of assets held for investment purposes

DECEMBER 31, 1998

EIN: 75-2241783

Plan #: 001
									  (e)
	  (b)                             (c)                (d)         Current
(a) Identity ofInsurer                 Description           Cost        Value
*Merrill Lynch Trust Co.      Retirement Preservation
  of Texas                    Trust Fund               $175,166    $175,166

*Merrill Lynch Trust Co.      Corporate Bond
 of Texas                     High Income Fund          104,857      92,680

*Merrill Lynch Trust Co.
 of Texas                     Growth Fund               420,418     340,681

*Merrill Lynch Trust Co.
 of Texas                     Basic Value Fund          268,234     278,933

*Merrill Lynch Trust Co.
 of Texas                     Capital Fund              103,221     100,398

*Merrill Lynch Trust Co.
 of Texas                     Global Allocation Fund    126,274     110,490

*Sport Supply Group, Inc.     Common stock               45,693      57,477

*Participants                 Participant loans with
                     			      interest rates ranging
			                           from 8.75% to 10%            -         23,514

						                                               $1,243,863  $1,179,339
*Party-in-interest

SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998

EIN: 75-2241783                                                                      (h)
										   Current
Plan #: 001                                                                        Value of
    (a)                                            (c)          (d)     (g)        Assets on      (i)
Identity of                      (b)              Purchase     Selling  Cost of    Transaction  Net Gain
Party Involved            Description of Asset    Price        Price    Assets     Date         or Loss

Category (iii) - Series of transactions in excess of 5% of plan assets

Merrill Lynch Trust       Retirement Preservation
  Company of Texas          Trust Fund                $130,562   $ -     $130,562   $130,562     $  -

                                                							   -      33,560   33,560     33,560        -
Merrill Lynch Trust
  Company of Texas        Growth Fund                  207,620      -     207,620    207,620        -
							                                                   -      141,643  149,989    141,643     (8,346)
Merrill Lynch Trust
  Company of Texas        Basic Value Fund             171,810      -     171,810     171,810       -

                                                							   -      86,479   87,838      86,479    (1,359)

Merrill Lynch Trust      Corporate Bond
  Company of Texas       High Income Fund               36,695      -      36,695      36,695       -
                                                 							  -       11,676   12,042      11,676      (366)

Merrill Lynch Trust
  Company of Texas       Global Allocation Fund        111,671      -     111,671     111,671       -
                                                  							  -       28,705   30,998      28,705    (2,293)

Merrill Lynch Trust
  Company of Texas       Capital Fund, Inc.             86,477      -      86,447      86,447       -
                                                 							  -        8,991    8,988       8,991       3


Columns (e) and (f) are not applicable.
Categories (i), (ii), and (iv) are not applicable for the year ended December 31, 1998.

 Sport Supply Group, Inc. Employees' Savings Plan

ITEM 27e - SCHedule of Nonexempt transactions

year ended december 31, 1998

EIN: 75-2241783

Plan #: 001

							      (c)
				 (b)               Description of Transactions
      (a)                  Relationship to Plan,   Including Maturity Date, Rate of
Identity of Party          Employer of Other       Interest, Collateral, Par, or
     Involved              Party-in-Interest              Maturity Value
Sport Supply Group, Inc.    Employer             Contributions of $75,222 for the payroll
                                          						 periods in January and February 1998 were
		                                          				 deposited on April 21, 1998

Sport Supply Group, Inc.    Employer             Contributions of $29,466 for the payroll
		                                          				 period in March 1998 were deposited on
						                                           May 26, 1998

Sport Supply Group, Inc.    Employer             Contributions of $30,745 for the payroll
		                                          				 period in April 1998 were deposited on
						                                           June 12, 1998

Sport Supply Group, Inc.    Employer             Contributions of $30,183 for the payroll
		                                          				 period in May 1998 were deposited on
						                                           July 2, 1998

Sport Supply Group, Inc.    Employer             Contributions of $29,765 for the payroll
		                                          				 period in June 1998 were deposited on
						                                           August 12, 1998

Sport Supply Group, Inc.    Employer             Contributions of $61,347 for the payroll
		                                          				 periods in July and August 1998 were deposited
						                                           on October 2, 1998

Sport Supply Group, Inc.    Employer             Contributions of $53,989 for the payroll
		                                          				 periods in September and October 1998 were
		                                          				 deposited on December 1, 1998

Sport Supply Group, Inc.    Employer             Contributions of $25,877 for the payroll
		                                          				 period in November 1998 were deposited on
		                                          				 December 24, 1998

Sport Supply Group, Inc.    Employer            Contributions of $36,107 for the payroll
		                                          				period in December 1998 were deposited on
						                                          February 5, 1999.

Columns (d) - purchase price, (e) - selling price, (f) - lease rental,
(g) - expenses incurred in connection with transaction, (h) - cost of asset, (i) - current value of asset, and (j) - net gain or (loss) on each transaction are not applicable.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


SPORT SUPPLY GROUP, INC.
EMPLOYEES' SAVINGS PLAN




June 29, 1999  By:
     John P. Walker
President, Chief Operating Officer, and Chief Financial Officer

INDEX TO EXHIBITS






Columns (d) - purchase price, (e) - selling price, (f) - lease rental,
(g) - expenses incurred in connection with transaction, (h) - cost of asset, (i) - current value of asset, and (j) - net gain or (loss) on each transaction are not applicable.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               SPORT SUPPLY GROUP, INC.
                               EMPLOYEES' SAVINGS PLAN

June 29, 1999                 By: /s/ John P. Walker
                                  President, Chief Operating Officer,
                                  and Chief Financial Officer

INDEX TO EXHIBITS



     Number                                   Description
     Page

     32   Consent of Ernst & Young LLP, Independent Auditors          F-
17


EXHIBIT 32




CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-64470) pertaining to the Employees' Savings Plan of Sport Supply Group, Inc. of our report dated May 21, 1999, with respect to the financial statements and supplemental schedules of the Sport Supply Group, Inc. Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


ERNST & YOUNG LLP

June 29, 1999
Dallas, Texas